Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Dated November 2, 2006
(Supplementing Preliminary Prospectus Dated October 19, 2006)
Registration No. 333-134088

9,230,800 Shares
Common Stock
(excluding 1,384,620 shares to cover over-allotments)

This free writing prospectus of ORBCOMM Inc. sets forth the final initial offering price and revises and updates certain other disclosures that had been provided in its preliminary prospectus dated October 19, 2006 (the “Preliminary Prospectus”) included in Amendment No. 5 to the Registration Statement on Form S-1 (Registration No. 33-134088). References to “we”, “us” and “our” are used in the manner described in the Preliminary Prospectus.
On November 2, 2006, we priced our initial public offering of 9,230,800 shares of common stock at a price of $11.00 per share. The offering consists solely of shares being offered by ORBCOMM Inc. The initial public offering price per share is below the price range of $12.00 to $14.00, as stated in the Preliminary Prospectus. As a result of the decrease of the initial public offering price, the following sections of the Preliminary Prospectus have been changed:

Prospectus summary
“The offering” section is restated in its entirety as follows:
The offering

Issuer	ORBCOMM Inc.

Common stock offered by us	9,230,800 shares

Underwriters’ option to purchase additional shares from us	1,384,620 shares

Common stock outstanding immediately after this offering	36,304,118 shares

Use of proceeds	We estimate that the net proceeds to us from this offering will be approximately $90.9 million. We intend to use the net proceeds from this offering as follows:

• At least $65.0 million to fund capital expenditures (including the deployment of our “quick-launch” and next-generation satellites);

• Approximately $4.4 million to pay accumulated and unpaid dividends as of June 30, 2006 (increasing by approximately $726,000 per month to approximately $6.6 million as of September 30, 2006) on our Series B convertible redeemable preferred stock;

• Approximately $3.6 million to pay the contingent purchase price amount relating to our purchase of an interest in Satcom International Group plc. (with the valuation based on the initial public offering price of $11.00 per share);

• Approximately $10.1 million to make a contingent payment to all holders of our Series B preferred stock (see “Use of proceeds”); and

• The remainder to provide additional working capital and for other general corporate purposes.

Nasdaq Global Market symbol	ORBC

Dividend Policy	We have never declared or paid cash dividends on shares of our common stock. Pursuant to the terms of our Series A convertible redeemable preferred stock, we paid all accumulated and unpaid dividends on such preferred stock, in an amount of $8.0 million, on January 6, 2006. Our Series A preferred stock is no longer entitled to any accumulated dividends. Pursuant to the terms of our Series B convertible redeemable preferred stock, all accumulated and unpaid dividends on our Series B preferred stock, in an amount of approximately $4.4 million as of June 30, 2006 become payable in cash upon the conversion of the Series B preferred stock into common stock upon completion of this offering. The accumulated Series B preferred stock dividends will increase by approximately $726,000 per month until conversion. We intend to retain all available funds and any future earnings after this offering for use in the operation of our business and do not anticipate paying any further cash dividends in the foreseeable future. Our board of directors may, from time to time, examine our dividend policy and may, in their absolute discretion, change such policy.
Throughout this prospectus, the number of shares of our common stock outstanding immediately after the closing of this offering is based on shares of common stock outstanding on June 30, 2006 after giving retroactive effect to a 2-for-3 reverse stock split that was effected on October 6, 2006 and:

➢	assumes the conversion of all outstanding shares of our Series A and Series B convertible redeemable preferred stock into 21,383,301 shares of common stock based on a conversion ratio of two shares of common stock for every three shares of preferred stock, upon the closing of this offering;

➢	excludes 1,464,374 shares of common stock subject to outstanding stock options with a weighted average exercise price of $3.09 per share;

➢	excludes 1,917,998 shares of common stock subject to outstanding warrants (including shares issued upon exercise of such warrants subsequent to June 30, 2006) with a weighted average exercise price of $2.57 per share;

➢	excludes 318,928 shares of common stock subject to outstanding warrants to purchase Series A preferred stock, which will become warrants to purchase common stock upon conversion of the Series A preferred stock into shares of common stock in connection with this offering, with a weighted average exercise price of $4.26 per share of common stock;

➢	excludes 1,058,293 and 413,333 shares of common stock deliverable upon vesting of restricted stock units, or RSUs, and exercise of stock appreciation rights, or SARs, with a weighted average issuance price per share equal to the initial public offering price in this offering, respectively, awarded in October 2006;

➢	excludes 4,658,207 shares of common stock available for future issuance (3,186,581 shares after giving effect to the RSU and SAR issuances described above) under our 2006 long-term incentives plan, or 2006 LTIP, which replaces our 2006 stock option plan in its entirety and includes any shares available for future issuance under the 2004 stock option plan; and

➢	excludes the 1,384,620 shares of common stock subject to the option granted to the underwriters to purchase additional shares of common stock in this offering to cover over-allotments.

Summary consolidated financial data
Basic and diluted pro forma net loss per common share for the year ended December 31, 2005 and the six months ended June 30, 2006, included under “Summary consolidated financial data” in the Preliminary Prospectus, has changed to $(0.89) and $(0.36), respectively, based on basic and diluted pro forma weighted average common shares outstanding of 16,028,000 and 28,701,000 for such periods, respectively.
Upon completion of this offering, all outstanding shares of Series A and Series B preferred stock will convert into two shares of common stock for every three shares of preferred stock and all accumulated and unpaid dividends on Series B preferred stock will become due and payable. The effect of this conversion and the inclusion of the number of shares of common stock to be sold in the initial public offering, the proceeds of which would be sufficient to pay accrued Series B preferred stock dividends and the contingent purchase price consideration related to our acquisition of an interest in Satcom International Group, plc., has been reflected in the pro forma net loss per common share and pro forma weighted average common shares outstanding. In the event the initial public offering price per share in this offering is below $12.50, we have agreed to make a contingent payment to all holders of our Series B preferred stock in an aggregate amount equal to $1.6 million if the initial public offering price per share is $12.49, which amount increases by approximately $1.4 million for each $0.25 decrease in the initial public offering price per share below $12.50. Pro forma net loss per common share and pro forma weighted average common shares outstanding also include the number of shares of common stock to be sold in the initial public offering, the proceeds of which would be sufficient to pay the contingent payment payable to the holders of Series B preferred stock, based on the initial public offering price of $11.00 per share.

Risk factors
The following risk factor is restated in its entirety as follows:
You will experience immediate and substantial dilution in the pro forma net tangible book value of the shares you purchase in this offering and will experience further dilution from the exercise of stock options and warrants.
If you purchase shares of our common stock in this offering, you will pay more for your shares than the pro forma net tangible book value per share of our common stock (which gives effect to the conversion of our Series A and Series B preferred stock into common stock). As a result, based on the initial public offering price of $11.00 per share, the pro forma as adjusted net tangible book value dilution to investors purchasing common stock in this offering will be $7.54 per share. This dilution is due in large part to earlier investors in our company having paid substantially less than the initial public offering price when they purchased their shares. The exercise of outstanding options and warrants for common stock may result in further dilution to you. See “Dilution” in this free writing prospectus for a more complete description of how the value of your investment in our common stock will be diluted upon completion of this offering.
The price at which our common stock will be initially offered to the public will be the result of negotiations between us and the underwriters and may not be representative of the price that will prevail in the open market. See “Underwriting” in the Preliminary Prospectus for a discussion of the determination of the initial public offering price.

Use of proceeds
We estimate that the net proceeds to us from the sale of the 9,230,800 shares of common stock we are offering will be approximately $90.9 million, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds to us from this offering will be approximately $105.1 million.
We intend to use the net proceeds to us from this offering as follows:

➢	At least $65.0 million to fund capital expenditures (including the deployment of our “quick-launch” and next-generation satellites);

➢	Approximately $4.4 million to pay accumulated and unpaid dividends as of June 30, 2006 (increasing by approximately $726,000 per month to approximately $6.6 million as of September 30, 2006) on our Series B convertible redeemable preferred stock;

➢	Approximately $3.6 million to pay the contingent purchase price amount relating to our purchase of an interest in Satcom International Group plc. to certain affiliates of ours, or the Satcom contingent purchase price amount (with the valuation based on the initial public offering price of $11.00 per share) (see “Certain relationships and related party transactions— Satcom International Group plc.” in the Preliminary Prospectus);

➢	Approximately $10.1 million to make a contingent payment to all holders of our Series B preferred stock (see “Certain relationships and related party transactions— Series B Preferred Stock Financing” in the Preliminary Prospectus); and

➢	The remainder to provide additional working capital and for other general corporate purposes.
The amount and timing of how we actually spend the net proceeds to us from this offering may vary significantly and will depend on a number of factors, including our future revenues and cash generated by operations and other factors we describe in “Risk factors” in the Preliminary Prospectus. Accordingly, we will have broad discretion in the way we use the net proceeds from this offering. Pending their ultimate use, we intend to invest the net proceeds to us from this offering in short- to medium-term, interest-bearing, investment-grade securities.

Capitalization
The following table summarizes our cash, cash equivalents and marketable securities and our capitalization as of June 30, 2006, after giving retroactive effect to the 2-for-3 reverse stock split effected on October 6, 2006:

➢	on a historical basis;

➢	on a pro forma basis to reflect (1) the conversion of 14,053,611 shares of our Series A preferred stock and 18,021,341 shares of our Series B preferred stock into an aggregate of 21,383,301 shares of common stock based on the conversion ratio of two shares of common stock for every three shares of preferred stock in connection with this offering pursuant to the terms of our Series A and Series B preferred stock and (2) the amendment to our certificate of incorporation increasing our authorized shares of common stock to 250 million; and

➢	on a pro forma as adjusted basis to reflect the pro forma capitalization as adjusted to give effect to the sale by us of 9,230,800 shares of common stock offered hereby at the initial public offering price of $11.00 per share, after deducting estimated underwriting discounts and commissions and the estimated offering expenses payable by us and the application of the net proceeds from the offering, including the payment of (1) approximately $4.4 million, representing accumulated and unpaid dividends as of June 30, 2006 (increasing by approximately $726,000 per month to approximately $6.6 million as of September 30, 2006) on our Series B preferred stock upon conversion of the Series B preferred stock in connection with this offering, (2) approximately $3.6 million, representing the Satcom contingent purchase price amount (with the valuation based on the initial public offering price of $11.00 per share) (see “Certain relationships and related party transactions” in the Preliminary Prospectus) and (3) approximately $10.1 million, representing the contingent payment to holders of our Series B preferred stock (see “Certain relationships and related party transactions — Series B Preferred Stock Financing” in the Preliminary Prospectus).
The following table excludes:

➢	an aggregate of 1,464,374 shares of common stock subject to outstanding options at a weighted average exercise price of $3.09 per share as of June 30, 2006;

➢	an aggregate of 1,917,998 shares of common stock subject to outstanding warrants (including shares issued upon exercise of such warrants subsequent to June 30, 2006) at a weighted average exercise price of $2.57 per share as of June 30, 2006;

➢	an aggregate of 318,928 shares of common stock subject to outstanding warrants to purchase Series A preferred stock, which will become warrants to purchase common stock upon conversion of the Series A preferred stock into shares of common stock in connection with this offering, with a weighted average exercise price of $4.26 per share of common stock as of June 30, 2006;

➢	1,058,293 and 413,333 shares of common stock deliverable upon vesting of RSUs and exercise of SARs with a weighted average issuance price per share equal to the initial public offering price in this offering, respectively, awarded in October 2006;

➢	4,658,207 shares of common stock available for future issuance (3,186,581 shares after giving effect to the RSU and SAR issuances described above) at June 30, 2006 under our 2006 LTIP, which replaces our 2006 stock option plan in its entirety and includes any shares available for future issuance under the 2004 stock option plan. See “Management— Stock option and other compensation plans” and Note 17 of Notes to condensed consolidated financial statements in the Preliminary Prospectus; and

➢	1,384,620 shares of common stock subject to the option granted to the underwriters to purchase additional shares of common stock in this offering to cover over-allotments.
You should read the following table in conjunction with “Management’s discussion and analysis of financial condition and results of operations”, “Description of capital stock” and our consolidated financial statements and related notes appearing elsewhere in the Preliminary Prospectus.

	As of June 30, 2006

			Pro Forma
	Actual	Pro Forma	As Adjusted

	(in thousands, except par values)
Cash and cash equivalents(1)(2)	$25,327	$25,327	$98,133

Marketable securities	$24,250	$24,250	$24,250

Preferred stock, $.001 par value; 50,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	$—	$—	$—
Series A convertible redeemable preferred stock, $.001 par value; 15,000 shares authorized and 14,054 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	37,718	—	—
Series B convertible redeemable preferred stock, $.001 par value; 30,000 shares authorized and 18,021 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	72,804	—	—
Stockholders’ (deficit) equity:
Common stock, $.001 par value; 105,000 shares authorized and 5,690 shares issued and outstanding, actual; 250,000 shares authorized and 27,073 shares issued and outstanding, pro forma and 36,304 shares issued and outstanding pro forma as adjusted	6	27	36
Additional paid-in capital(1)(2)(3)	1,446	97,478	187,170
Accumulated other comprehensive loss	(149)	(149)	(149)
Accumulated deficit	(54,023)	(54,023)	(54,023)

Total stockholders’ (deficit) equity(1)(2)	(52,720)	43,333	133,034

Total capitalization	$57,802	$43,333	$133,034

(1)	The pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization include a contingent purchase price payment of $3.6 million relating to our purchase of an interest in Satcom International Group plc. (with the valuation based on the initial public offering price of $11.00 per share).

(2)	The pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization include a contingent payment to holders of our Series B preferred stock in an aggregate amount of approximately $10.1 million.

(3)	Pro forma as adjusted additional paid-in capital includes $1.2 million of expenses relating to this offering, which have been paid by us prior to the completion of this offering and are included in prepaid expenses and other current assets on our June 30, 2006 balance sheet.

Dilution
If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. As of June 30, 2006, our net tangible book value was approximately $35.8 million, or approximately $1.32 per share of our common stock, on a pro forma basis. Pro forma net tangible book value per share is equal to our total net tangible assets, or total net assets less intangible assets, divided by the number of shares of our outstanding common stock, after giving retroactive effect to the 2-for-3 reverse stock split effected on October 6, 2006 and the conversion of all of our outstanding Series A and Series B convertible redeemable preferred stock into 21,383,301 shares of common stock. After giving effect to the sale of 9,230,800 shares of our common stock in this offering at the initial public offering price of $11.00 per share, and the application of the proceeds therefrom, and after deducting estimated underwriting discounts and commissions paid by us and the estimated offering expenses of this offering, our pro forma as adjusted net tangible book value as of June 30, 2006 attributable to common stockholders would have been approximately $125.5 million, or approximately $3.46 per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $2.14 per share to our existing stockholders, and an immediate dilution of $7.54 per share to new investors purchasing shares in this offering. The following table illustrates this per share dilution:

Initial public offering price per share		$11.00
Pro forma net tangible book value per share before the offering	$1.32
Increase in pro forma net tangible book value per share attributable to new investors	2.14

Pro forma as adjusted net tangible book value per share after the offering		3.46

Dilution per share to new investors		$7.54

If the underwriters exercise their over-allotment option in full, pro forma as adjusted net tangible book value per share after the offering will increase to approximately $3.71 per share, representing an increase to existing stockholders of approximately $2.38 per share, and there will be an immediate dilution of approximately $7.29 per share to new investors.
The table below summarizes on a pro forma as adjusted basis, as of June 30, 2006, after giving effect to this offering, the total number of shares of our common stock purchased from us and the total consideration and the average price per share paid by existing stockholders and by new investors.

	Total shares		Total consideration
					Average price
	Number	%	Amount	%	per share

Existing stockholders, pro forma	27,073,318	74.6	$97,504,937	49.0	$3.60
New investors	9,230,800	25.4	101,538,800	51.0	11.00

Total	36,304,118	100.0%	$199,043,737	$100.0%

If the underwriters exercise their over-allotment option in full, the following will occur:

➢	the as adjusted percentage of shares of our common stock held by existing stockholders will decrease to approximately 71.8% of the total number of as adjusted shares of our common stock outstanding after this offering; and

➢	the number of shares of our common stock held by new investors will increase to 10,615,420, or approximately 28.2% of the total number of shares of our common stock outstanding after this offering.

Dilution

The discussion and tables above exclude the following:

➢	an aggregate of 1,464,374 shares of common stock subject to outstanding options at a weighted average exercise price of $3.09 per share as of June 30, 2006;

➢	an aggregate of 1,917,998 shares of common stock subject to outstanding warrants (including shares issued upon exercise of such warrants subsequent to June 30, 2006) at a weighted average exercise price of $2.57 per share as of June 30, 2006;

➢	an aggregate of 318,928 shares of common stock subject to outstanding warrants to purchase Series A preferred stock, which will become warrants to purchase common stock upon conversion of the Series A preferred stock into shares of common stock in connection with this offering, with a weighted average exercise price of $4.26 per share of common stock as of June 30, 2006;

➢	1,058,293 and 413,333 shares of common stock deliverable upon vesting of RSUs and exercise of SARs with a weighted average issuance price per share equal to the initial public offering price in this offering, respectively, awarded in October 2006; and

➢	4,658,207 shares of common stock available for future issuance (3,186,581 shares after giving effect to the RSU and SAR issuances described above) at June 30, 2006 under our 2006 LTIP, which replaces our 2006 stock option plan in its entirety and includes any shares available for future issuance under the 2004 stock option plan. See “Management— Stock option and other compensation plans” and Note 17 of Notes to condensed consolidated financial statements in the Preliminary Prospectus.
If all outstanding options and warrants are exercised immediately after the initial public offering, the following will occur:

➢	the as adjusted percentage of shares of our common stock held by existing shareholders will increase to approximately 76.9% of the total number of as adjusted shares of our common stock outstanding after this offering;

➢	the number of shares of our common stock held by new investors will decrease to approximately 23.1% of the total number of shares of our common stock outstanding after this offering; and

➢	the dilution per share to new investors will be $7.59.

Selected consolidated financial data
Basic and diluted pro forma net loss per common share for the year ended December 31, 2005 and the six months ended June 30, 2006, included under “Selected consolidated financial data” in the Preliminary Prospectus, has changed to $(0.89) and $(0.36), respectively, based on basic and diluted pro forma weighted average common shares outstanding of 16,028,000 and 28,701,000 for such periods, respectively.
Upon completion of this offering, all outstanding shares of Series A and Series B preferred stock will convert into two shares of common stock for every three shares of preferred stock and all accumulated and unpaid dividends on Series B preferred stock will become due and payable. The effect of this conversion and the inclusion of the number of shares of common stock to be sold in the initial public offering, the proceeds of which would be sufficient to pay accrued Series B preferred stock dividends and the contingent purchase price consideration related to our acquisition of an interest in Satcom International Group, plc., has been reflected in the pro forma net loss per common share and pro forma weighted average common shares outstanding. In the event the initial public offering price per share in this offering is below $12.50, we have agreed to make a contingent payment to all holders of our Series B preferred stock in an aggregate amount equal to $1.6 million if the initial public offering price per share is $12.49, which amount increases by approximately $1.4 million for each $0.25 decrease in the initial public offering price per share below $12.50. Pro forma net loss per common share and pro forma weighted average common shares outstanding also include the number of shares of common stock to be sold in the initial public offering, the proceeds of which would be sufficient to pay the contingent payment payable to the holders of Series B preferred stock, based on the initial public offering price of $11.00 per share.

Management
EXECUTIVE COMPENSATION
Aggregated option exercises in last fiscal year and fiscal year-end option values
The following table sets forth information on unexercised options to purchase our common stock granted to the named executive officers and held by them as of December 31, 2005 after giving retroactive effect to a 2-for-3 reverse stock split that was effected on October 6, 2006. No options were exercised during the fiscal year ended December 31, 2005.

	Number of securities
	underlying unexercised		Value of unexercised
	options at		in-the-money options at
	December 31, 2005		December 31, 2005(1)
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable

Jerome B. Eisenberg	275,000	25,000	$2,312,100	$175,900
John P. Brady	41,667	41,667	280,800	280,800
Marc Eisenberg	275,000	25,000	2,312,100	175,900
Emmett Hume	37,500	45,833	252,800	309,000
John J. Stolte, Jr.	41,000	10,000	326,600	70,400

(1)	There was no public trading market for our common stock as of December 31, 2005. Accordingly, these values have been calculated on the basis of the initial public offering price of $11.00 per share, less the applicable exercise price per share, multiplied by the number of shares underlying the options.

Consolidated statements of operations

	Years ended December 31,

	2003	2004	2005

	(in thousands, except per share data)
Revenues:
Service revenues (including related party amounts of $734, $517 and $566 in 2003, 2004 and 2005)	$5,143	$6,479	$7,804
Product sales (including related party amounts of $17, $123 and $66 in 2003, 2004 and 2005)	1,938	4,387	7,723

Total revenues	7,081	10,866	15,527

Costs and expenses(1):
Costs of services	6,102	5,884	6,223
Costs of product sales	1,833	4,921	6,459
Selling, general and administrative	6,577	8,646	9,344
Product development	546	778	1,341

Total cost and expenses	15,058	20,229	23,367

Loss from operations	(7,977)	(9,363)	(7,840)
Other income (expense):
Interest income	—	49	66
Interest expense, including amortization of deferred debt issuance costs and debt discount of $3,527, $722 and $31 in 2003, 2004 and 2005	(5,340)	(1,318)	(308)
Loss on extinguishment of debt	—	(1,757)	(1,016)

Total other expense	(5,340)	(3,026)	(1,258)

Net loss	$(13,317)	$(12,389)	$(9,098)

Net loss applicable to common shares (Note 3)		$(14,535)	$(14,248)

Net loss per common share:
Basic and diluted		$(2.57)	$(2.51)

Basic and diluted pro forma (unaudited)			$(0.89)

Weighted average common shares outstanding:
Basic and diluted		5,658	5,683

Basic and diluted pro forma (unaudited)			16,028

(1) Stock-based compensation included in costs and expenses:
Costs of services		$31	$7
Selling, general and administrative		1,436	183
Product development		49	11

		$1,516	$201

See notes to consolidated financial statements.

Notes to consolidated financial statements
(In thousands, except share, unit, per share and per unit amounts)

Note 21.	Initial Public Offering and Pro Forma Presentation (unaudited)
On May 5, 2006, the Board of Directors of the Company authorized management to pursue an underwritten sale of shares of the Company’s common stock in an initial public offering (“IPO”) pursuant to the Securities Act of 1933, as amended.
Upon closing of the IPO, all outstanding shares of Series A and Series B preferred stock will automatically convert into two shares of common stock for every three shares of preferred stock and all accrued and unpaid dividends on Series B preferred stock will become due and payable. The pro forma effect of this conversion has been reflected in pro forma net loss per share for the year ended December 31, 2005 in the accompanying consolidated statements of operations. The pro forma net loss per share is computed by dividing net loss applicable to common shareholders by the weighted average shares outstanding assuming the conversion of the Series A and Series B preferred stock into shares of common stock from their date of issuance. The pro forma calculation also gives effect to the number of shares of common stock to be sold in the initial public offering whose proceeds would be necessary to pay the contingent purchase price consideration in the amount of $3,614 related to the Company’s acquisition of its interest in Satcom and the contingent payment of $9,892 to the holders of Series B preferred stock for consenting to the automatic conversion in the initial public offering at a price of $11.00 per share. The Company has given effect in its pro forma net loss per share to 1,227,778 shares assumed to have been issued to pay the contingent purchase price consideration and the contingent payment to the holders of Series B preferred stock.

Condensed consolidated balance sheets (unaudited)

			Pro forma
	December 31,	June 30,	June 30,
	2005	2006	2006

		(See note 2)
	(in thousands, except share data)
ASSETS

Current assets:
Cash and cash equivalents	$68,663	$25,327	$25,327
Marketable securities	—	24,250	24,250
Accounts receivable, net of allowances for doubtful accounts of $671 and $615 as of December 31, 2005 and June 30, 2006, respectively (includes amounts due from related parties of $543 and $575 as of December 31, 2005 and June 30, 2006, respectively)	3,550	4,922	4,922
Inventories	2,747	2,959	2,959
Advances to contract manufacturer	701	234	234
Prepaid expenses and other current assets	727	1,803	1,803

Total current assets	76,388	59,495	59,495
Long-term receivable— related party	472	472	472
Satellite network and other equipment, net	7,787	12,621	12,621
Intangible assets, net	4,375	3,924	7,538
Other assets	294	304	304

Total assets	$89,316	$76,816	$80,430

LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$2,330	$4,187	$4,187
Accrued liabilities	8,198	4,563	22,646
Current portion of deferred revenue	575	946	946

Total current liabilities	11,103	9,696	27,779
Note payable— related party	594	743	743
Deferred revenue, net of current portion	8,052	8,575	8,575

Total liabilities	19,749	19,014	37,097

Commitments and contingencies
Convertible redeemable preferred stock:
Series A, par value $0.001; 15,000,000 shares authorized; 14,053,611 shares issued and outstanding as of December 31, 2005 and June 30, 2006 (liquidation preference values of $8,027 and $0 as of December 31, 2005 and June 30, 2006, respectively). None issued and outstanding pro forma	45,500	37,718	—

Series B, par value $0.001; 30,000,000 shares authorized; 17,629,999 and 18,021,341 shares issued and outstanding as of December 31, 2005 and June 30, 2006, respectively (liquidation preference values of $71,049 and $76,984 as of December 31, 2005 and June 30, 2006, respectively). None issued and outstanding pro forma	66,721	72,804	—

Stockholders’ (deficit) equity:
Common stock, par value $0.001; 105,000,000 shares authorized; 5,690,017 shares issued and outstanding as of December 31, 2005 and June 30, 2006; 27,073,318 issued and outstanding pro forma	6	6	27
Additional paid-in capital	5,882	1,446	97,478
Accumulated other comprehensive income (loss)	90	(149)	(149)
Accumulated deficit	(48,632)	(54,023)	(54,023)

Total stockholders’ (deficit) equity	(42,654)	(52,720)	43,333

Total liabilities, convertible redeemable preferred stock and stockholders’ (deficit) equity	$89,316	$76,816	$80,430

See notes to condensed consolidated financial statements.

Condensed consolidated statements of operations (unaudited)

	Six months ended
	June 30,

	2005	2006

	(in thousands, except
	per share data)
Revenues:
Service revenues (including related party amounts of $299 and $207 in 2005 and 2006)	$3,594	$4,945
Product sales (including related party amounts of $35 and $36 in 2005 and 2006)	2,814	7,696

Total revenues	6,408	12,641

Costs and expenses(1):
Costs of services	2,699	4,166
Costs of product sales	3,078	7,330
Selling, general and administrative	4,017	6,548
Product development	382	1,042

Total cost and expenses	10,176	19,086

Loss from operations	(3,768)	(6,445)
Other income (expense):
Interest income	15	1,041
Other income	9	140
Interest expense	—	(127)

Total other income	24	1,054

Net loss	$(3,744)	$(5,391)

Net loss applicable to common shares (Note 5)	$(6,313)	$(10,254)

Net loss per common share:
Basic and diluted	$(1.11)	$(1.80)

Basic and diluted pro forma		$(0.36)

Weighted average common shares outstanding:
Basic and diluted	5,675	5,690

Basic and diluted pro forma		28,701

(1) Stock-based compensation included in costs and expenses:
Costs of services	$4	$17
Selling, general and administrative	130	400
Product development	7	10

	$141	$427

See notes to condensed consolidated financial statements.

Notes to condensed consolidated financial statements (unaudited)
(In thousands, except share and per share amounts)

Pro forma presentation and deferred offering costs
On May 5, 2006, the Board of Directors of the Company authorized management to pursue an underwritten sale of shares of the Company’s common stock in an initial public offering (“IPO”) registered under the Securities Act of 1933, as amended.
Upon closing of the IPO, all outstanding shares of Series A and Series B preferred stock will automatically convert into two shares of common stock for every three shares of preferred stock and all accrued and unpaid dividends on Series B preferred stock will become due and payable. The pro forma effect of the conversion, the reclassification of the accrued Series B dividends of $4,357 to accrued liabilities (see Note 11), an accrued liability for the contingent consideration of $3,614 relating to the Satcom Transaction (see Note 14) and an accrued liability for the contingent payment of $10,111 to the holders of Series B preferred stock for consenting to the automatic conversion of the Series B preferred stock (see Note 17) have been reflected as of June 30, 2006 in the accompanying pro forma condensed consolidated balance sheet and in the pro forma net loss per share calculation for the six months ended June 30, 2006 in the accompanying condensed consolidated statements of operations. The pro forma net loss per share is computed by dividing net loss applicable to common shareholders by the weighted-average shares outstanding, assuming the conversion of the Series A and Series B preferred stock into shares of common stock outstanding, as of January 1, 2006 or from their date of issuance, if later. The pro forma calculation also gives effect to the number of shares of common stock to be sold in the IPO whose proceeds would be necessary to pay accrued Series B preferred stock dividends, the contingent purchase price consideration related to the Company’s acquisition of its interest in Satcom and the Series B preferred stock contingent payment in the amount of $10,111. The Company has given effect in its pro forma net loss per share to 1,643,867 shares assumed to have been issued to pay accrued Series B preferred stock dividends, the contingent purchase price consideration and the Series B preferred stock contingent payment.
In connection with the Company’s proposed IPO, the Company has incurred certain costs, in the aggregate amount of $1,187, which have been deferred at June 30, 2006. In the event the proposed IPO is not consummated the deferred offering costs will be expensed.

The issuer has filed a registration statement (including the Preliminary Prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter participating in the offering will arrange to send you the Preliminary Prospectus if you request it by calling toll-free 1-888-827-7275 or writing to UBS Securities LLC, Prospectus Department, 299 Park Avenue, New York, NY 10171. The registration statement, as amended (including the Preliminary Prospectus) can be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1361983/000095012306012757/0000950123-06-012757-index.htm